

Mail Stop 3720

March 11, 2010

Li Xuemei
Chief Executive Officer
China Intelligent Lighting and Electronics, Inc.
c/o Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

   Re: **China Intelligent Lighting and Electronics, Inc.**
     Registration Statement on Form S-1
     Filed February 16, 2010
     File No. 333-164925

Dear Ms. Li:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please include this disclosure as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2.   As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

3.   We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments. Please note that any comments on your confidential treatment request with respect to Exhibits 10.7 and 10.7(a) will follow under a separate cover.

Prospectus Cover Page

4.   Please disclose the non-accountable expense allowance that will be paid to the underwriter based on the size of the offering on the prospectus cover page.

Prospectus Summary, page 1

5.   Please explain the role played by the unaffiliated third party that received $250,000 in the Share Exchange.

6.   We note your disclosure on page 4 in the second paragraph under the heading "Recent Events" that the number of shares and warrants cancelled in the share exchange was determined based on arms-length negotiations with the security holders and a valuation of China Intelligent BVI. Please explain how the negotiations were arms-length considering that Westpark was advising China Intelligent in the transaction and affiliates of Westpark owned the majority of the shares of SRKP 22. In addition, explain in more detail how the valuation of China Intelligent BVI impacted this negotiation. Also explain the extent to which the relative ownership interest of SRKP 22 shareholders in the operating company following the share exchange was determined based the on value of the shell company and the services provided by Westpark to China Intelligent.

Risk Factors, page 6

Pursuant to the terms of the Trademark License Agreement . . ., page 7

7.   In order to provide context for the risks associated with potential expiration of the Hyundai agreement, please disclose here revenues generated from Hyundai branded products in recent periods and the percentage of your inventory of such products as of the most recent balance sheet date.

In November 2008, we stopped borrowing funds . . ., page 7

8.   We note that it is your intent to raise approximately $15 million in this offering.
We also note that in various places in your prospectus you disclose that you
expect to raise at least $10 million. However, based on the number of shares
offered and the mid-range of the price range provided, you will raise substantially
less than this amount. Please clarify throughout the prospectus.

The former principal shareholder of China Intelligent BVI and her designees . . ., page 26

9.   In order for investors to better understand the risks of the controlling influence
you identify here, please explain who the designees are and their relationship with
Li Xuemei and/or the company. Clarify whether Li Xuemei has any control over
these shares.

Compliance with changing regulation . . ., page 28

10.   We note the reference to NIVS's management team. Please correct this reference.

Dilution, page 33

11.   Please disclose and quantify the additional dilution that would occur upon
exercise of the 1,580,708 warrants outstanding with an exercise price of $0.0001.

Selected Consolidated Financial Data, page 35

12.   Disclose earnings per share data for each period presented.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 36

Overview, page 36

13.   Here and elsewhere, you disclose the expectation that the Hyundai brand name
will assist you in growing your business, assuming you reach an agreement to
extend it upon expiration in July 2010. Please clarify whether or not you have
any basis to assume you will be able to extend the agreement. If so, explain your
basis.

14.   Please clarify whether your OEM sales are reliant in any material way on the
Hyundai agreement.

15.   Elsewhere in your prospectus, you disclose that international expansion is a
company strategy. Disclose how the geographic limitations in the Hyundai
agreement could impact your execution of that strategy.

Critical Accounting Policies, Estimates and Assumptions, page 37

Accounts Receivable, page 38

16.   Please disclose in the critical accounting policy when and how often you adjust
        the valuation allowance balance for accounts receivable as a result of the aging of
        invoices. Also, discuss the reasons for carrying a high volume of accounts
        receivable together with the amounts of accounts receivable over sixty and ninety
        days for the each of the last three fiscal years presented on page F-5.

Value Added Tax, page 39

17.   Please provide more detailed disclosure of Ms. Li's relationship to the receipt of
        approval for 4% simplified VAT, instead of the standard 17%, from the local
        agent of Huicheng Taxation Bureau and the reason for her indemnification of the
        company for the reduced rate. Further, tell us to what extent you are left
        unsecured for the amount covered under the indemnification and security
        agreements. We note that any prospective change to the tax approval would have
        a material adverse effect on your liquidity and profitability to the extent you are
        unable to collect such deficiency from the related customers and to the extent that
        you are not able to collect any shortfall from Ms. Li under the indemnification
        agreement and security agreement. Describe the nature and likelihood of the risk
        of any higher tax authority determination that local approval of the reduced rate
        was improper or unauthorized.

Results of Operations, page 41

18.   Please provide a more detailed analysis of the material drivers of your revenue
        growth in recent periods. Disclose the extent to which revenue growth has been
        derived from OEM sales and from branded sales. We note that OEM sales have
        been increasing as a percentage of your total revenues while branded sales have
        been decreasing. Identify the reasons for this trend and disclose your expectations
        whether it will continue. In addition, provide insight into the market expansion
        you reference and any other factors that have materially contributed to revenue
        growth.

Liquidity and Capital Resources, page 44

19.   We note that, based on your present plans, you believe that working capital plus
        cash flow from operations and funds available to you through financing will be
        sufficient for the upcoming 12 months. However, given that you have used cash
        in operations in the first nine months of 2009 and it appears that you will have
        increased expenses after the offering, both as a result of your future plans
        disclosed on page one of the prospectus and as a result of the costs of becoming a

public company disclosed in the risk factor on page 25, please provide a more detailed analysis of the extent to which you believe financing will be necessary, both in the next 12 months and over the longer-term. Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

Description of Business, page 48

20.   Please provide us with support for the industry and market statistics disclosed in this section.

Supply of Raw Materials, page 54

21.   Please identify the primary raw materials used in your products.

Management, page 63

22.   Please revise your disclosure in this section to comply with Items 401 and 402 of Regulation S-K, as amended in December 2009 and effective as of February 28, 2010. Refer to Proxy Disclosure Enhancements Transition C&DI available at http://www.sec.gov/divisions/corpfin/guidance/pdetinterp.htm.

23.   When you have appointed independent directors and created board committees, please identify your independent directors and committee members. In addition, if you intend to rely on any exemption from the listing standards related to independence, please disclose such intention. Refer to Item 407(a) of Regulation S-K and Instruction 1 thereto.

Certain Relationships and Related Transactions, page 69

24.   Please also disclose Westpark's role as underwriter in this offering and all of the benefits it and its affiliates will receive as a result.

Shares Eligible for Future Sale, page 79

25.   Please file as an exhibit the purchase agreement or subscription agreement related to the private placement. In addition, please file each of the lock-up agreements, including those related to the securities owned by Ms. Li and her designees, the private placement shares and to the 2,836,000 shares and 1,580,708 warrants held by the shareholders prior to the share exchange. We note that the form of lock-up agreement identified as Exhibit B to the Share Exchange Agreement listed as Exhibit 2.1 was omitted from the filed version of that agreement.

Reports of Independent Registered Public Accounting Firm, pages F-2 and F-3

26.   We note that your auditors- Kempisty & Company, are located in New York. We
        note the disclosures on pages 17, 56 and in Note 14 on page F-25, that
        substantially all of your assets are located in PRC and a substantial portion of
        your revenues are derived from your operations in China. Please tell us how the
        audit of the operations in China, including the associated assets and liabilities,
        was conducted by auditors. Your response should include a discussion of the
        following:

        •   Whether another auditor was involved in the audit of the Chinese
                operations. If so, please tell the name of the firm and indicate whether
                they are registered with the Public Company Accounting Oversight Board
                (PCAOB). Additionally, please tell us how your U.S. auditor assessed the
                qualifications of the other auditor and the other auditor's knowledge of US
                GAAP and PCAOB Standards;

        •   Whether your U.S. auditor performed all the required audit procedures
                within the United States or whether a portion of the audit was conducted
                by your U.S. auditor within China.

Notes to Consolidated Financial Statements

Note 13 Concentration of Credit Risk, page F-25

27.   Disclose the amount of revenue for the customer or customers that had revenue
        exceeding 10 percent in 2008 and 2007. Please refer to the guidance in FASB
        ASC 280-10-50-42.

Note 15 Commitments and Contingencies
Fines and penalties by the housing authority, page F-26

28.   Disclose whether you have recorded a liability for the accumulated unpaid
        amount of required contributions to the employee housing funds. If you have not
        accrued a liability for this potential expense, tell us how you applied the guidance
        in ASC Topic 450.

*   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your

responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576, or me, at (202) 551-3257, with any other questions.

Sincerely,

/s/ Celeste M. Murphy
Legal Branch Chief

cc: Thomas J. Poletti, Esq.
        Anh Q. Tran, Esq.
        K&L Gates LLP
        Via facsimile: (310) 552-5001